2500, 101 – 6th Avenue SW

Calgary, AB T2P 3P4

Phone (403) 264-6161

Fax (403) 266-3069

Gentry Closes Equity Financing

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES.  ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE
A VIOLATION OF U.S. SECURITIES LAW.

Calgary, Alberta, May 24, 2007 - Gentry Resources Ltd. ("Gentry" or the “Company”) is pleased to announce that it has closed the previously announced bought deal equity offering with a syndicate of underwriters led by GMP Securities L.P., and including Tristone Capital Inc., Dundee Securities Corporation, Westwind Partners Inc., CIBC World Markets Inc., Cormark Securities Inc., and National Bank Financial Inc.

Gentry issued 12,500,000 subscription receipts at a price of $4.00 per subscription receipt and 3,750,000 common shares in the capital of the Company at a price of $4.00 per common share, for aggregate gross proceeds of $65,000,000 (the “Offering”).

Each subscription receipt entitles the holder to receive one common share in the capital of the Company, without further payment or action on the part of the holder, concurrently with and subject to the closing of the acquisition of certain oil and natural gas assets (the “Assets”) located in central Alberta and the Peace River Arch area of northern Alberta (the “Acquisition”) as more particularly described in the Company’s Press Release dated April 30, 2007.  The Acquisition has an effective date of April 1, 2007 and is expected to close on or about May 31, 2007, subject to customary industry conditions.  The purchase price payable by Gentry for the Assets is $74.25 million, subject to normal closing adjustments, and will be financed through the sale of the subscription receipts as well as increased bank debt.  The Company has received credit approval to increase its existing Credit Facility from $50 million to $72.5 million, subject to the closing of the Acquisition and other customary conditions.

The gross proceeds of the subscription receipt portion of the Offering have been deposited in escrow pending closing of the Acquisition.  If the Acquisition closes on or before August 1, 2007, the net proceeds of the sale of the subscription receipts will be released to the Company and used to pay a portion of the price of the Acquisition.  The net proceeds from the sale of the common shares will be applied to Gentry’s 2007 capital expenditure program and may be used to temporarily reduce indebtedness until required for such purposes.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction.  The subscription receipts and common shares will not be and have not been registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

After giving effect to the Offering, Gentry has 58,241,960 fully-diluted common shares issued and outstanding.

Forward Looking Statements

Certain information regarding the Company in this news release including management's assessment of future plans and operations, reserves and production estimates, drilling inventory and wells to be drilled, timing of drilling and tie-in of wells, productive capacity of new wells, and capital expenditures and the timing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, the timing and length of plant turnarounds and the impact of such turnarounds and the timing thereof, delays resulting from or inability to complete the transaction or obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or, if any of them do so, what benefits the Company will derive therefrom.

Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), and the Company's website (www.gentryresources.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For Details, Contact:

Hugh Ross, President & Chief Executive Officer

(403) 264-6161

Ketan Panchmatia, Chief Financial Officer

(403) 264-6161

Roger Fullerton, Manager, Investor Relations

(952) 929-7243

Website:  www.gentryresources.com

Email:  gentry@gentryresources.com

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